Exhibit 21.1

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation

Nanogen Advanced Diagnostics, S.r.L.	Italy
Nanogen Point-of-Care Inc. (formerly SynX Pharma, Inc.)	Canada
Epoch Biosciences, Inc.	Delaware
Nanogen Europe B.V.	Netherlands
Nanotronics, Inc.	California
Nanogen Recognomics GmbH (majority-owned)	Germany
Delta Point Cardiac Diagnostics, Inc.	Barbados